FOIA CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 CFR 200.83 PORTIONS OF THIS LETTER MARKED BY *** HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT DELIVERED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION

December 6, 2016

Mr. Terence O’Brien
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:     Aaron's Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 29, 2016
File No. 1-13941

Dear Mr. O’Brien:

This letter sets forth the responses of Aaron's, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with regard to the Form 10-K for the Fiscal Year Ended December 31, 2015, Exhibit 99.1 to the Current Report on Form 8-K filed on October 28, 2016, and the Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2016. The Staff’s comments were provided to the Company in a letter dated November 21, 2016. For the convenience of the Staff, the text of the comments is reproduced in its entirety followed by our responses.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 29

Off-Balance Sheet Risk, page 46

Comment 1:
You disclose that through your DAMI business that you are party to financial instruments (loans receivable) with off-balance-sheet risk in the normal course of business to meet the financing needs of its cardholders. Please disclose the amounts of revenues, expenses and cash flows arising from such arrangements. Refer to Item 303(a)(4)(c) of Regulation S-K for guidance.

Response 1:
The Company's off-balance-sheet risk is related to DAMI's unfunded commitments to extend unsecured credit and as such does not give rise to revenues and cash flows. The reserve for unfunded loan commitment losses of $0.5 million was recorded as a measurement period adjustment through acquisition accounting as part of the October 15, 2015 acquisition of DAMI and did not materially change from October 15, 2015 to December 31, 2015. The reserve for unfunded loan commitment losses was $0.5 million as of December 31, 2015, which is based upon historical usage patterns of

FOIA CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 CFR 200.83 PORTIONS OF THIS LETTER MARKED BY *** HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT DELIVERED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION

cardholders after the initial charge. Therefore, no expenses for unfunded loan commitment losses were recorded in the statement of earnings for the year ended December 31, 2015. The Company will disclose in future filings the reserve for unfunded loan commitment losses, which is included in accounts payable and accrued expenses, and the amounts of any material expenses arising from such arrangements.

Note 1: Business and Summary of significant Accounting Policies, page 56

Lease Merchandise, page 57

Comment 2:
You disclose that lease merchandise adjustments totaled $136.4 million, $99.9 million and $58.0 million during the years ended December 31, 2015, 2014 and 2013, respectively. Given the significance of lease merchandise to your balance sheet and material fluctuation in your merchandise adjustment, please provide a roll-forward of your allowance for lease merchandise. Also, in light of your disclosure on page 38 which implies that you have higher lease merchandise write-offs related to Progressive revenues, please expand your disclosure to provide additional insight into the underlying reasons for changes in Progressive’s lease merchandise write-offs as a percentage of Progressive’s revenues from changes in your core business lease merchandise write-offs as a percentage of your core business lease revenues.

Response 2:
Pursuant to the Staff’s request, we will include the following type of roll-forward disclosure for our allowance for lease merchandise write-offs in the Company's footnotes to the financial statements in the Company's periodic reports:

	Year ended December 31,
(In Thousands)	2016	2015	2014
Beginning Balance	$(33,405)	$(27,573)	$(8,323)
Merchandise Written Off, net of Recoveries	xx	130,548	80,692
Provision for Write-Offs	xx	(136,380)	(99,942)
Ending Balance	$ xx	$(33,405)	$(27,573)

Additionally, as illustrated below, we will expand our disclosure in the notes to the Company's financial statements to provide additional insight into the underlying reasons that Progressive's lease merchandise write-offs, as a percentage of Progressive's revenues, are generally greater than our Core business lease merchandise write-offs, as a percentage of our Core business lease revenues:

Lease merchandise write-offs as a percentage of revenues for our Progressive operations is generally higher than the same metric for our Core store-based operations. Our cost of lease merchandise for our Progressive operations is based on retail prices, while the cost of lease merchandise for our Core operations is based on relatively lower wholesale prices or cost for products internally manufactured by us. Therefore, the net book value of lease merchandise as a percentage of lease revenues is generally higher for Progressive than for our Core business.

Additionally, the customers that lease from our Core stores generally live in close proximity to the stores, and thus, when a customer decides not to renew a lease, our stores are able to retrieve the lease merchandise from a customer on a more cost-advantaged basis than for a Progressive customer. Therefore, the Company is more likely to recover lease merchandise from our Core customers than our Progressive customers in the event of non-renewal.

Progressive's lease merchandise write-offs as a percentage of Progressive's lease revenues decreased from 7.9% in 2014 to 7.0% in 2015. Our customers more frequently exercise the early purchase option in their existing lease agreements in the months of January through April often due to their receipt of

FOIA CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 CFR 200.83 PORTIONS OF THIS LETTER MARKED BY *** HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT DELIVERED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION

federal and state income tax refunds, which results in lower lease merchandise write-offs during this period. The Company acquired Progressive in April 2014, which contributed to a more favorable average lease write-off percentage for our Progressive business in 2015, compared to the April through December of 2014 period. Lease merchandise write-offs as a percentage of lease revenues for our Core business did not change materially from 2014 to 2015, as that metric was 3.4% in 2014 and 3.8% in 2015. In future filings, the Company will disclose the reasons for material changes in Progressive's and/or its Core business write-offs as a percentage of revenue.

Comment 3:	Please separately disclose lease merchandise currently on lease from merchandise not on lease.

Response 3:	Pursuant to the Staff’s request, we will include the following type of disclosure in the footnotes to the Company's financial statements in future periodic reports:

The following is a summary of lease merchandise, net of accumulated depreciation and allowances:

(In Thousands)	September 30, 2016	December 31, 2015
Merchandise on lease	$743,920	$826,872
Merchandise not on lease	214,061	312,066
Lease Merchandise, net of accumulated depreciation and allowances	$957,981	$1,138,938

Notes Receivable, page 60

Comment 4:
We note that DAMI extends or declines credit to an applicant through its bank partner. DAMI’s bank partner originates the loan by providing financing to the merchant at the point of sale and acquiring the receivable at a discount from the face value. The discount represents a pre-negotiated, nonrefundable fee between DAMI and the merchant that generally ranges from 3.5% to 25% (the merchant fee), depending on the product type and any promotional interest periods offered (e.g., six, 12 or 18 months of deferred or reduced interest). The fee is designed primarily to cover DAMI’s incremental direct origination costs and the risk of loss related to the portfolio of cardholder charges received from the merchant. Within a 72 hour period, DAMI acquires the receivable from the bank at the discounted amount. DAMI offsets the origination costs against the merchant fee, and the net amount is deferred. It is generally amortized into revenue over the 24 month initial privilege period. We have the following comments regarding this accounting:

•
In light of the fact that DAMI’s bank partner originates the loan, please tell us the nature of DAMI’s incremental direct origination costs and your basis for recognizing such amounts. Identify the accounting literature that supports your accounting;

•	Please more fully explain the nature of the merchant fee and how that fee is recognized in your financial statements. Identify the accounting literature that supports your accounting; and

•
Quantify the origination costs and the merchant fees for each period presented, including the nine months ended September 30, 2016. Address how you have determined it is appropriate to nets such amounts.

Response 4:
DAMI incurs direct "origination costs" related to the origination and acquisition of loans receivable from its third-party bank partner. These direct "origination costs" include fees paid to the third-party bank to originate and hold the loan until it is purchased by DAMI, DAMI credit department personnel costs for underwriting account applications and sales commissions paid to third-parties related to the loan originations. The direct "origination costs" meet the definition of direct loan origination costs as defined in ASC 310-20-20.

FOIA CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 CFR 200.83 PORTIONS OF THIS LETTER MARKED BY *** HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT DELIVERED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION

DAMI acquires the loan receivable from merchants through its third-party bank partner at a discount from the face value of the loan. The discount is comprised of a "merchant fee discount" and a "promotional fee discount." The merchant fee and the promotional fee are not owed or paid by DAMI, and therefore, are not costs or expenses incurred by DAMI. Rather, DAMI is acquiring the loan at a discount from the face amount of the loan receivable.

The "merchant fee discount" represents a pre-negotiated, nonrefundable discount that generally ranges from 3.5% to 25% of the loan face value. The discount is designed to cover the risk of loss related to the portfolio of cardholder charges and DAMI's direct "origination costs." The "merchant fee discount" meets the definition of a loan origination fee as defined in ASC 310-20-20 and is deferred in accordance with ASC 310-20-25-2. The "merchant fee discount" and "origination costs" are netted on our balance sheet in accordance with ASC 310-20-30-2 and are reported within allowances and unamortized fees on loans receivable. Cardholders generally have an initial 24 month period that the card is active. The "merchant fee discount," net of the "origination costs," is amortized on a net basis in accordance with ASC 310-20-35-2 and is recorded as interest and fee revenue on loans receivable in the statement of earnings on a straight-line basis over the initial period the cardholder can use the credit card in accordance with ASC 310-20-35-5.

The discount from the face value of the loan on the acquisition of the loan receivable from the merchant through our third-party bank partner also includes a "promotional fee discount." The "promotional fee discount" is intended to compensate the holder of the loan receivable (e.g. DAMI) for deferred or reduced interest rates that are offered to the cardholder for a specified period on the outstanding loan balance (generally for six, 12, or 18 months). The "promotional fee discount" meets the definition of a loan origination fee as defined in ASC 310-20-20. The "promotional fee discount" is deferred and recorded within allowances and unamortized fees on loans receivable on our balance sheet in accordance with ASC 310-20-25-2. The "promotional fee discount" is amortized as interest and fee revenue on loans receivable in the statement of earnings on a straight-line basis over the promotional interest period (i.e., over six, 12, or 18 months, depending on the promotion) in accordance with ASC 310-20-35-7.

We will incorporate the above discussion in the Company's significant accounting policies in Note 1 to the consolidated financial statements in future Form 10-K filings.

The following table summarizes the unamortized "merchant fee discount," "promotional fee discount," and "origination costs" which are reported within allowances and unamortized fees on loans receivable on our balance sheet for the applicable periods subsequent to the DAMI acquisition on October 15, 2015:

(In Thousands)	September 30, 2016	December 31, 2015
Unamortized Merchant Fee Discount	$ ***	$ ***
Unamortized Promotional Fee Discount	***	***
Less: Unamortized Origination Costs	(***)	(***)
Unamortized Discount, net of Origination Costs	$ ***	$ ***

The following table summarizes the amortization of "merchant fee discount," and "promotional fee discount," net of "origination costs," which are recorded as interest and fee revenue on loans receivable in the statement of earnings:

FOIA CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 CFR 200.83 PORTIONS OF THIS LETTER MARKED BY *** HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT DELIVERED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION

(In Thousands)	Nine months ended September 30, 2016	Year ended December 31, 2015 (A)
Amortized Merchant Fee Discount	$ ***	$ ***
Amortized Promotional Fee Discount	***	***
Less: Amortized Origination Costs	(***)	(***)
Amortized Interest and Fee Revenue	$ ***	$ ***

(A) The Company acquired DAMI on October 15, 2015.

Comment 5:
We note that unamortized fees include promotional fees. Please quantify promotional fees for 2015 and the nine months ended September 30, 2016, and with reference to ASC 320-20-25-15, please address the appropriateness of deferring these fees. In doing so, please tell us the nature of these fees, when they are incurred and when they are recognized in your results of operations.

Response 5: Please refer to the tables and explanations related thereto in our response to Comment 4, set forth above.

Note 15: Quarterly Financial Information (unaudited), page 88

Comment 6:
Although you have identified two items impacting your fourth quarter 2015 results, it appears that there may have been other items impacting your fourth quarter results, especially as compared to your first quarter 2015 results which had similar revenues. Please tell us the additional contributing factors that have negatively impacted your fourth quarter results and ensure you provide disclosures that inform investors of material fluctuations in your operations. See Section Item 302(A)(3) of Regulation S-K for guidance.

Response 6:
Our revenue component mix during each of our fiscal fourth quarters, including the fourth quarter of 2015, typically contributes to a lower operating margin as compared to the other fiscal quarters. During our fiscal fourth quarter, we generate increased lower-margin non-retail sales as we sell significantly more merchandise to our franchisees in advance of their holiday promotional activity. Historically, the Company also experiences higher accounts receivable collections and lower lease merchandise write-offs in the first quarter of each year as compared to the fourth quarter as our customers more frequently exercise early purchase options upon receipt of federal and state tax refunds, as discussed above. Therefore, bad debt expense and the provision for lease merchandise write-offs are generally a larger percentage of lease revenues in the fourth quarter as compared to the first quarter, which contributes to lower fourth quarter net earnings. We also had higher headcount to support the growth in our Progressive and DAMI segments in the fourth quarter of 2015 as compared to the first quarter of 2015, which contributed to lower net earnings for the fourth quarter. None of these items were considered to be extraordinary, unusual, or infrequently occurring items.

Form 8-K filed October 28, 2016

Exhibit 99.1

Comment 7:
You indicate that pre-tax, pre-provision loss is a non-GAAP measure that represents loss before income taxes adjusted so that loan charge-offs and recoveries are recognized in earnings as they occur by excluding the effect on earnings of changes to management’s provision for estimated future loan losses. Please tell us how this measure is consistent with Question 100.04 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

FOIA CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 CFR 200.83 PORTIONS OF THIS LETTER MARKED BY *** HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT DELIVERED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION

Response 7:
Question 100.04 of the updated Compliance and Disclosure Interpretations (“Question 100.04") addressed the issue of a non-GAAP measurement that would accelerate revenue recognition ratably over time, as though the revenue was earned at the time when customers were billed. In response to that unique situation, the Commission’s answer to Question 100.04 states: "Non-GAAP measures that substitute individually tailored revenue recognition and measurement methods for those of GAAP could violate Rule 100(b) of Regulation G." The Company's non-GAAP measure of pre-tax, pre-provision loss does not adjust or substitute an individually tailored revenue recognition and measurement method for the method required under U.S. GAAP. Rather, it adjusts U.S. GAAP operating expenses to reflect actual loan charges and recoveries as they occur. Although the Commission's answer to Question 100.04 indicates that "other measures that use individually tailored recognition and measurement methods for financial statement line items other than revenue may also violate Rule 100(b) of Regulation G," the non-GAAP measure of “pre-tax, pre-provision loss” is not an individually tailored recognition method, but rather a non-GAAP measure that is commonly used in the financial services industry. We believe the pre-tax, pre-provision measure is useful to investors because it provides insights into assessing DAMI’s operating performance before our provision for loan losses, which can vary from quarter to quarter, enabling investors and others to assess DAMI's ability to generate capital to cover credit losses through a credit cycle. As a result, we believe our use of this common non-GAAP measure, taken together with the information accompanying the measure, is consistent with Question 100.04. The Company also provides greater prominence to the most directly comparable GAAP measure of loss before income taxes for the DAMI segment. Moreover, we have provided, and will continue to provide, reconciliations of this commonly-used non-GAAP measure to the most directly comparable GAAP measure in our filings with the SEC, as required by Regulation G.

Form 10-Q for the Fiscal Quarter Ended September 30, 2016

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 34

Comment 8:
Please expand your disclosures to explain the reasons for changes in your provision for credit losses on loans receivable recorded for each period presented. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Response 8:
Pursuant to the Staff’s request, we will include the following type of disclosure to explain the reasons for significant changes in our provision for credit losses on loans receivable for each period presented in future periodic filings as follows:

The Company acquired the loans receivable as part of the DAMI acquisition on October 15, 2015. As part of the acquisition accounting, the Company recorded the acquired loans receivable at $89.2 million, which represents the estimated fair value at the time of acquisition. The Company incorporated estimates of future credit loss in valuing the acquired loans receivable at fair value. Therefore, a separate allowance for credit losses was not established in acquisition accounting.

Between October 16, 2015 and December 31, 2015, the Company originated, through its third-party bank partner, $15.4 million of additional loans receivable and incurred a provision for credit losses on these loans of $937,000, which is recorded in operating expenses in the statement of earnings. For the nine months ended September 30, 2016, the Company acquired $75.1 million of loans receivable and incurred a provision for credit losses on these loans of $7.5 million. The increase in the provision for credit losses on loans receivable since October 2015 is primarily due to the continued rate of increase in our origination, through our third-party bank, of loans receivable.

FOIA CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 CFR 200.83 PORTIONS OF THIS LETTER MARKED BY *** HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT DELIVERED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION

Accounting Policies and Estimates, page 8

General

Comment 9:
We note that your provision for credit losses on loans receivable was $7.5 million for the nine months ended September 30, 2016. Please disclose your accounting policy for this provision and confirm that your next annual filing will include the information prescribed by Schedule V as set forth in Rule 12-09 of Regulation S-X. See Rule 5-04 of Regulation S-X. Please explain if you do not believe such information is necessary.

Response 9:
Pursuant to the Staff’s request, we will disclose the following accounting policy (to the extent then in effect) with respect to our provision for credit losses on loans receivable and information prescribed by Schedule V as set forth in Rule 12-09 of Regulation S-X in the notes to the Company's future financial statements.

Losses on loans receivable are recognized when they are incurred, which requires the Company to make its best estimate of probable losses inherent in the portfolio in accordance with ASC 310-10-35-8. The Company evaluates loans receivable collectively for impairment. The method for calculating the best estimate of probable losses takes into account the Company’s historical experience, adjusted for current conditions and the Company's judgment concerning the probable effects of relevant observable data, trends and market factors. Economic conditions and loan performance trends are closely monitored to manage and evaluate exposure to credit risk. Trends in delinquency ratios are an indicator of credit risk within the loans receivable portfolio, including the migration of loans between delinquency categories over time (roll rates). Charge-off rates represent another indicator of the potential for future credit losses. The risk in the loans receivable portfolio is correlated with broad economic trends, such as unemployment rates, gross domestic product growth and gas prices, which can have a material effect on credit performance. To the extent that actual results differ from our estimates of uncollectible loans receivable, the Company’s results of operations and liquidity could be materially affected.

The Company initially calculates the allowance for loan losses based on actual delinquency balances and historical average loss experience on loans receivable by aging category for the prior eight quarters. The allowance for loan losses is maintained at a level considered adequate to cover probable losses of principal, interest and fees on active loans in the loans receivable portfolio. The adequacy of the allowance is evaluated at each period end.

Delinquent loans receivable are those that are 30 days or more past due based on their contractual payment dates. The Company places loans receivable on nonaccrual status when they are greater than 90 days past due or upon notification of cardholder bankruptcy, death or fraud. The Company discontinues accruing interest and fees and amortizing as interest and fee revenue the deferred merchant fees (net of origination costs) and promotional fees for loans receivable in nonaccrual status. Loans receivable are removed from nonaccrual status when cardholder payments resume, the loan becomes less than 90 days past due and collection of the remaining amounts outstanding is deemed probable. Payments received on nonaccrual loans are allocated according to the same payment hierarchy methodology applied to loans that are accruing interest. Loans receivable are charged-off at the end of the billing cycle in which the loans receivable become 120 days past due.

FOIA CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 CFR 200.83 PORTIONS OF THIS LETTER MARKED BY *** HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT DELIVERED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION

The Company concluded that the balance and activity for our allowance for loan losses were immaterial for disclosure as prescribed by Schedule V as set forth in Rule 12-09 for the year ended December 31, 2015. The Company will include the following type of disclosure in future filings related to our allowance for loan losses:

	Year ended December 31,
(In Thousands)	2016	2015 (A)
Beginning Balance	$937	$—
Provision for Loan Losses	xx	937
Charge-offs	xx	—
Recoveries	xx	—
Ending Balance	$ xx	$937

(A) The Company acquired DAMI on October 15, 2015 and recorded $89.2 million of loans receivable as of the acquisition date. No corresponding allowance for loan losses was recorded as the loans receivable were established at fair value in acquisition accounting.

The Company also has a reserve for unfunded loan commitment losses of $0.5 million as of September 30, 2016 and December 31, 2015 pursuant to ASC 310-10-35-43 and has concluded this balance and activity are immaterial for disclosure as prescribed by Schedule V as set forth in Rule 12-09. The Company will continue to monitor the unfunded loan commitment reserve and will provide the prescribed disclosures if material in future periods.

In addition, pursuant to the Staff’s letter, we hereby acknowledge that the Company and its management are responsible for the accuracy and adequacy of the disclosures in the filing.

Please feel free to call the undersigned at (678) 402-3388 with any questions concerning our responses to the Staff’s comments.

Sincerely,

/s/ Robert Sinclair
Vice President, Corporate Controller

cc:        Ms. Tracey McKoy, Securities and Exchange Commission
Ms. Jeanne Baker, Securities and Exchange Commission
Mr. Steven Michaels, Aaron's Inc.
Ms. Cynthia Day, Audit Committee Chairman
Mr. Cal Smith, Partner, King & Spalding LLP
Mr. Greg Heston, Partner, EY